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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                        Form 20-F   X     Form 40-F
                                  ----              ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                         Yes              No  X
                            ---              ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                           Yes             No X
                             ---             ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                         Yes               No X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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Electricity Demand for Endesa's Distribution Market Increased by 8.02%
in 2003

    NEW YORK--(BUSINESS WIRE)--Jan. 2, 2004--Electricity demand for Endesa's (NYSE:ELE) Spanish distribution market amounted to 101,635 GWh in 2003, an 8.02% increase against the previous year.
    On a homogeneous basis, electricity demand in the mainland for Endesa was 88,870 GWh, a 7.84% increase against 2002 and compared to a 6.07% * rise for the total sector, including Endesa. This growth is explained by the fact that the markets where Endesa operates are the ones with the highest economic development in Spain.
    In the islands the demand increased by 9.4% year on year, with a total of 12,765 GWh distributed.
    During 2003 Endesa invested EUR 746 million approximately in its distribution business in Spain, an increase of 13% compared to 2002.
    In 2003, Endesa's market share in distribution in Spain, including the extra peninsular systems, was 45.4% versus 44.6% the previous year and in the Spanish mainland was 39.7% compared to 39.1% in 2002.

    * Data from REE

    CONTACT: Endesa
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ENDESA, S.A.

Dated: January 2nd, 2004     By: /s/ David Raya
                                --------------------------------------
                            Name: David Raya
                            Title: Manager of North America Investor Relations